SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 12, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 12, 2005, JSG Funding plc entered into a purchase agreement to sell €217.5 million aggregate principal amount of its 7.75% Senior Subordinated Notes due 2015 and $200.0 million aggregate principal amount of its 7.75% Senior Subordinated Notes due 2015.  The proceeds will be used to refinance JSG Funding plc’s existing 15.5% Subordinated Notes due 2013.  The offering is expected to close on January 31, 2005.

A copy of the purchase agreement is attached hereto as Exhibit 1.

The notes will not be registered under the Securities Act of 1933, or any state securities laws.  Therefore, the notes may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an applicable exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities laws.  This Form 6-K is neither an offer to sell nor a solicitation of any offer to buy the notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2005	JSG FUNDING PLC

	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer